SECUR] 05037343 [SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010104 (MM/DD/YY) AND ENDING 123104 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 Roadside Dr. # 215
(No. and Street)

Agoura (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Stark, Jr. (818)735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D.Gourley & Co.
(Name – *if individual, state last, first, middle name*)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Stephen T. Stark, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, 2004, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

JURAT

State of California
County of Los Angeles } ss.

GAIL B. DE ANDE
Commission # 1341237
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2006

Subscribed and sworn to (or affirmed) before me this 25th (Date) day of February (Month), 2005 (Year), by

(1) Stephen T. Stark, Jr
Name of Signer(s)

(2) ________________________
Name of Signer(s)

Gail B. deAnde
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit - OATH/Affirmation

Document Date: None Number of Pages: 2

Signer(s) Other Than Named Above: N/A

____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Gourley & Co.
Arcadia, CA

February 8, 2005

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	247,381
Advances		2,693
Prepaid Taxes		13,960
Total Current Assets		264,034
Investments		
Marketable Securities (Note 5)		3,060
Furniture and Equipment, at Cost,		73,857
Accumulated Depreciation		(73,857)
Furniture and Equipment (Net)		
Other Assets		
Deposits		5,583
Deferred Income Tax (Note 6)		2,094
Total Other Assets		7,677
Total Assets	$	274,771

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	28,347
Clearing Payable		5,978
Total Current Liabilities		34,325
Total Liabilities	$	32,231

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		100,000
Retained Earnings		140,446
Total Stockholders' Equity	$	240,446
Total Liabilities and Stockholders' Equity	$	274,771

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2004

Revenues	
Commissions	$ 2,377,267
Interest Income	4,531
	2,381,798
Operating Expenses	
Officers' Compensation	955,000
Office Wages	670,500
Occupancy and Equipment	178,490
Clearing	92,212
Travel, Entertainment, Meals	160,799
Communications	47,484
Insurance	101,512
Payroll Tax	70,208
Legal & Accounting	33,710
Office Supplies	21,364
Automobile Leases	30,655
Dues and Subscriptions	3,903
Business Promotion	603
NASD/SIPC Dues	3,545
Contributions	2,912
Other Expenses	805
Total Operating Expenses	2,373,702
Income from Operations	8,096
Unrealized Loss - Marketable Securities	225
Income before Income Tax	8,321
Provision for Income Tax (Note 6)	12,636
Net Income	$ (4,315)
Retained Earnings at The Beginning of the Year	144,761
Retained Earnings at The End of the Year	$ 140,446

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Cash Received from Brokers	$ 2,377,267
Interest and Dividends Received	4,531
Cash Paid to Suppliers and Employees	(2,424,611)
Contributions Paid	(2,912)
Income Taxes Paid	(12,636)
Net cash provided (used) by operating activities	(58,361)
Cash flows from investing activities:	
	0
Net cash provided (used) by investing activities	0
Cash flows from financing activities:	
	0
Net cash provided (used) by financing activities	0
Net increase (decrease) in cash and equivalents	(58,361)
Cash and equivalents, beginning of year	305,742
Cash and cash equivalents, end of year	$ 247,381

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Reconciliation of net income to net cash provided by operating activities:	
Net Income	$ (4,315)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized Loss Marketable Securities	(225)
Deferred Income Taxes	(2,094)
(Increase) decrease in Prepaid Expenses	1,985
(Increase) decrease in Other Assets	1,070
Increase (decrease) in Broker Payable	(2,567)
Increase (decrease) in Accrued Liabilities	(54,309)
Increase (decrease) in Deferred Taxes	2,094
Total adjustments	(54,046)
Net cash provided by / (used) in operating activities	$ (58,361)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
December 31, 2004

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 144,761	
Add:		
Net Loss	(4,315)	
Retained Earnings at End of Year		140,446
Total Stockholders' Equity		$ 240,446

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2004

Subordinated Borrowings	0
Current Year Borrowings	0
Subordinated Borrowings At the End of the Year	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
DBA STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(See Accountant's Report)

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a brokers' broker registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for the principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agents. BNY Clearing Services, LLC, provided services through September and Southwest Securities, Inc. commenced clearing transactions September 13, 2004.

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life if assets are capitalized.

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes id provided using the modified accelerated depreciation system.

The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilized the currently enacted tax laws and rates.

For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make **estimates and assumptions** that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipals securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,0000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2004 was $216,826. This exceeded minimum net capital requirements by $66,826.

NOTE 4 – CASH AND CASH EQUIVALENTS

The cash balance as of December 31, 2004 is $247,381 of which $183,803 held in U.S. Treasury bill maturing April 14, 2005. A haircut of five percent of the balance of this account was taken for the computation of minimum net capital.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares not the National Association of Security Dealers available for the sale, which are recorded at fair market share value. A haircut of fifteen percent has been taken for the computation of minimum net capital.

NOTE 6 – INCOME TAX

The total provision for income taxes in the amount of $12,636 is comprised of $8,261 current federal income tax, and $4,375 state franchise tax.

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $1214.37, $503.64 and $1035.18 with termination dates of August 2007, June 2005 and April 2006, respectively. The Company is obligated under a sixty month lease agreement dated September 1, 2003 for its office space. The lease provides for rental escalations of 3% each lease anniversary date. The current monthly rental is $5,770. The aggregate of these financial commitments over the next five years is presented.

2005	99,763
2006	87,957
2007	78,961
2008	46,163
2009	-0-

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. No employer contribution was made for the year ended December 31, 2004. The Company did not make any matching contributions during the plan year ended December 31, 2004.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Capital		
Total Stockholders' Equity	$ 240,446	
Add:		
Total Capital		$ 240,446
Less:		
Non-Allowable Assets	22,236	
		22,236
Net Capital Before Haircuts		218,210
Haircuts on Securities		
U.S. and Canadian Government Obligations		918
Common Stock		459
Net Capital		$ 216,833
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 66,833

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
December 31, 2004

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 216,833
Qualified Net Capital Per Audit Report	216,833
	0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

Credits	$ 0
Debits	0
Total Requirement	0
Amount on Deposit in Reserve	0
Reserve Requirement Per Unaudited Report	0
Difference Unaudited versus Audited Report	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	0	$ 0
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	0	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

In planning and performing our audit of the financial statements and supplemental schedules of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exception provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

R. D. Gourley & Co.

R. D. Gourley & Co.
Arcadia, California

February 8, 2005